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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Appliance Recycling Centers of America, Inc.
                     --------------------------------------------
                                   (Name of Issuer)



                                 (Amendment No. 1)*

                             Common Stock, no par value
                              ------------------------
                           (Title of Class of Securities)


                                    03814F 10 6
                                   --------------
                                   (CUSIP Number)

                                   Dean Pickerell
                              Medallion Capital, Inc.
                            7831 Glenroy Road, Suite 480
                               Minneapolis, MN 55439
                                   (612) 831-0771
       ---------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)


                                  February 8, 1998
                  -----------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [ ].

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----------------------
CUSIP NO.  03814F 10 6
----------------------
------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Medallion Capital, Inc.
------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [   ]
                                                                       (b) [   ]
------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO, PF
------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [   ]

------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota
------------------------------------------------------
                         7.   SOLE VOTING POWER

                              800,000
         NUMBER OF            -----------------------------------------
           SHARES        8.   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH               -----------------------------------------
        REPORTING        9.   SOLE DISPOSITIVE POWER
          PERSON
           WITH               800,000
                              -----------------------------------------
                         10.  SHARED DISPOSITIVE POWER

------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000
------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.8%

------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IV
------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Appliance Recylcing Centers of America, Inc. ("ARCA" or "Issuer"), a Minnesota corporation, with its principal executive offices located at 7400 Excelsior Blvd, Minneapolis, Minnesota 55426.

ITEM 2.   IDENTITY AND BACKGROUND.

     A) Medallion Capital, Inc., ("Medallion" or the "Reporting Person") a Minnesota corporation and wholly-owned subsidiary of Medallion Financial, Inc., a Delaware corporation.

     B)   7831 Glenroy Road, Suite 480, Minneapolis, Minnesota 55439

     C)   N/A

     D)   N/A

     E)   N/A

     F)   N/A

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 8, 1999, Medallion Capital purchased 100,000 shares of Common Stock of the issuer in a private placement of the issuer. These shares are in addition to the 700,000 shares issuable upon the exercise of Common Stock warrants previously purchased and reported by Medallion Capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     Medallion Capital has acquired the securities described in Item 3 of the
Schedule 13D for investment purposes.

     Medallion may, from time to time (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to Medallion) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

     Except as set forth above, Medallion has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) On February 8, 1999, Medallion Capital purchased 100,000 shares of Common Stock of the Issuer. As of the date of this filing, Medallion Capital beneficially owns 800,000 securities, including 100,000 shares of Common Stock and 700,000 warrants for the


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          purchase of Common Stock, exercisable within 60 days of this filing, representing approximately 26.8% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 2,286,744 shares of Common Stock outstanding, as reported by the Issuers Quarterly Report on Form 10-Q filed with the Commission for the quarter ended October 2, 1999.

     (b) The responses of Medallion to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

     (c) Medallion has not effected any transactions in the Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between Medallion and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 14, 2000                     MEDALLION CAPITAL, INC.

                                     /s/ Dean R. Pickerell
                                   --------------------------------------------
                                   Dean R. Pickerell
                                   Chief Financial Officer



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